11016682

na 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2011
WASHINGTON, D.C.
211

SEC FILE NUMBER
8-17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd St. Suite 202
(No. and Street)

Lubbock	TX	79410-1305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Pratas (806) 793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kaufman & Co., P. C.
(Name – *if individual, state last, first, middle name*)

2308 W. 5th St.	Plainview	Texas	79072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/11

OATH OR AFFIRMATION

I, Kelly Pratas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON S. LANGFORD
Notary Public, State of Texas
My Commission Expires
April 19, 2014

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2010 and 2009

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS
December 31, 20010 and 2009

SECTION I

SECTION II

SECTION III

SECTION IV

SECTION V

SECTION I

INDEPENDENT AUDITORS' REPORT

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA
Thad Reid, CPA
Lea A. Stukey, CPA
Lori Gattis, CPA

ASSOCIATES:
Karen Allen
Paul Armstrong
Gay Chrisman
Andrea DeLeon
Brenda Diego
Lorena Flores
Brenda Garza
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza - Champion
Sunny Parker, CPA

Kuykendall & Schneider, Inc.
Board of Directors
3405 22ND St. Suite 202
Lubbock, Texas 79410

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kuykendall & Schneider, Inc., as of December 31, 2010 and 2009, and the related statements of operations, change in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 18, 2011

806-293-4287 • Fax: 806-293-7674 • www.CPAonTheWeb.com

SECTION II

FINANCIAL STATEMENTS

Exhibit A

KUYKENDALL & SCHNEIDER INC.

BALANCE SHEETS
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash in Bank	$ 37,107	59,682
Receivables:		
Broker or Dealer	67,284	47,115
Deposits and Other Assets, Net	6,320	5,114
TOTAL ASSETS	$110,711	111,911
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 40,323	41,678
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	6,700	6,700
Retained Earnings	63,688	63,533
	70,388	70,233
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$110,711	111,911

The accompanying notes are an integral part of these financial statements.

Exhibit B

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUE		
Commissions	$664,347	595,941
Interest Income	326	461
	664,673	596,402
EXPENSES		
Employee Compensation	76,888	85,352
Commissions	461,673	377,984
Occupancy and Furniture Rental	21,392	22,070
Taxes - Other than Income	26,294	26,549
Other Operating Expense	78,271	84,877
	664,518	597,780
Net Income (Loss)	$ 155	(1,378)
Earnings per Share of Common Stock	$ .23	(2.06)

The accompanying notes are an integral part of these financial statements.

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock	Retained Earnings
Balance, December 31, 2008	$ 6,700	64,911
Net Loss Year Ended December 31, 2009	-	(1,378)
Balance, December 31, 2009	$ 6,700	63,533
Net Income Year Ended December 31, 2010	-	155
Balance, December 31, 2010	$ 6,700	63,688

The accompanying notes are an integral part of these financial statements.

Exhibit D

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net Income (Loss)	$ 155	(1,378)
Adjustments to Reconcile Net Income to Net Cash		
Change in Assets and Liabilities:		
(Increase) Decrease in Receivables	(20,169)	(10,125)
(Increase) Decrease in Deposits and Other Assets	(1,206)	(334)
(Decrease) Increase in Liabilities	(1,355)	3,296
Net Decrease in Cash	(22,575)	(8,541)
Cash and Cash Equivalents at Beginning of Year	59,682	68,223
Cash and Cash Equivalents at End of Year	$ 37,107	59,682

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2010 and 2009

NOTE 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES</u>

Kuykendall & Schneider, Inc. (the Company) had a contract with Northeast Securities, Inc. to act as an intermediary for the Company. Northeast Securities, Inc. arranged for execution and settlement of orders for customers of the Company and RBC Dain Correspondent Services, a division of RBC Dain Rauscher cleared those transactions. Northeast Securities, Inc. provided services required by broker/dealers concerning securities trades and accounts. The contract with Northeast Securities Inc. ended and the Company entered into a contract with First Southwest Company on June 9, 2010 to provide clearing services and to maintain cash, margin, option or other accounts for the Company or customers of the Company.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Securities transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ending December 31, 2010 and 2009.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: <u>FEDERAL INCOME TAX</u>

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS, Page 2.
For the Years Ended December 31, 2010 and 2009

NOTE 2: FEDERAL INCOME TAX (Continued)

There are also no uncertain tax positions that must be disclosed in accordance with Financial Accounting Standards Board Interpretation No. 48.

NOTE 3: COMMITMENT AND CONTINGENT LIABILITIES

The Company had a health and accident plan covering eligible employees. Such plan calls for the Company to reimburse allowable medical expenses subject to a limit of $2,500 per employee per plan year. The plan also specifies that each employee pay 25% of the allowable medical expenses. Expense for the year ended December 31, 2009 and was $1,391, and is included in Other Operating Expense. This plan was replaced in 2009 with a Health Savings Account. The Company contributed $4,482 toward the Health Savings Account in 2010.

NOTE 4: RESTRICTIONS OF RETAINED EARNINGS

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 5: SUBSEQUENT EVENTS

Subsequent events were evaluated through February 21, 2011, which is the date the financial statements were available to be issued. There were no events required to be disclosed.

SECTION III

SCHEDULE I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

Stockholders' Equity (Qualified)		$70,388
Non-allowable Assets		26,351
NET CAPITAL		44,037
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	2,702	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		39,037
Net Capital less 120% of Minimum Capital Requirement		$38,037

Kuykendall & Schneider, Inc. is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc. does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2010, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

SECTION IV

MANAGEMENT LETTER

ON RULE 15c3-3

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA
Thad Reid, CPA
Lea A. Stukey, CPA
Lori Gattis, CPA

ASSOCIATES:
Karen Allen
Paul Armstrong
Gay Chrisman
Andrea DeLeon
Brenda Diego
Lorena Flores
Brenda Garza
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza - Champion
Sunny Parker, CPA

Kuykendall & Schneider, Inc.
Board of Directors
3405 22nd St Suite 202
Lubbock, Texas 79410

We have audited the financial statements of Kuykendall & Schneider, Inc., for the years ended December 31, 2010 and 2009, and have issued our opinion dated January 18, 2011. As a part of our audit, we reviewed and tested the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon the segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal

806-293-4287 • Fax: 806-293-7674 • www.CPAonTheWeb.com

control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and the procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) for the years ended December 31, 2010 and 2009, which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system. Our study and evaluation disclosed no conditions that we believe to be material inadequacies as defined in paragraph (g)(3) of Rule 17a-5.

We wish to thank your staff for the courtesy and cooperation extended our representative during the course of the audit.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 18, 2011

SECTION V

INDEPENDENT ACCOUNTANTS' REPORT

SIPC ASSESSMENT

Lewis, Kaufman & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

Kuykendall & Schneider, Inc.
Board of Directors
3405 – 22nd St. Ste 202
Lubbock, TX 79410

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Kuykendall & Schneider, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc.,and SIPC solely to assist you and the other specified parties in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Kuykendall & Schneider, Inc.'s management is responsible for the Kuykendall & Schneider, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in client bank statement noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by Kuykendall & Schneider, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences.

806-293-4287 • Fax: 806-293-7674 • www.CPAonTheWeb.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., PC
Plainview, Texas
January 18, 2011

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017609 FINRA DEC
KUYKENDALL & SCHNEIDER INC 20*20
3405 22ND ST STE 202
LUBBOCK TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles Matthew Hornak (806)793-2525

2. A. General Assessment (item 2e from page 2) $43.26

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

June 19, 2010
Date Paid

C. Less prior overpayment applied 0.00

D. Assessment balance due or (overpayment) ($106.74)

E. Interest computed on late payment (see instruction E) for - days at 20% per annum $0.00

F. Total assessment balance and interest due (or overpayment carried forward) $($106.74)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0.00

H. Overpayment carried forward $(106.74)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 2011

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending Dec. 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 664,674.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$647,372.00
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	$647,372.00
2d. SIPC Net Operating Revenues	$ 17,302.00
2e. General Assessment @ .0025	$ 43.26 (to page 1, line 2.A.)

August, 2010

****IMPORTANT NOTICE ****

Your firm's SIPC-6 filed for the period January 1 through June 30, 2010 was processed in accordance with the amendment to the SIPC Act that became effective July 23, 2010. Please apply the resulting overpayment toward future SIPC assessments.

SIPC-6 (33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6 (33-REV 6/10)

For the first half of the fiscal year ending June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017609 FINRA DEC
KUYKENDALL & SCHNEIDER INC 15*15
3405 22ND ST STE 202
LUBBOCK TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kelly Pratas

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2 ~~but not less than $150 minimum~~)	$ ~~150.00~~ 20.00
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(.00)
	2. Assessment balance due	~~150.00~~ 20.00
B.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	.00
C.	Total assessment and interest due	$ ~~150.00~~ 20.00
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	$ 150.00 Overpayment of $130.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 19 day of June, 2010.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 7/30/10 Postmarked 8/2/10 Received FX ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

RECEIVED AUG 0 2 2010 S.I.P.C.

RECEIVED AUG 0 2 2010 S.I.P.C.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending June 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 336,456
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	328,384
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	328,384
2d. SIPC Net Operating Revenues	$ 8,072
2e. General Assessment @ .0025	$ 20.18

(to page 1 ~~but not less than $150 minimum~~)

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

NOTICE TO MEMBERS OF CHANGES TO ASSESSMENT PROVISIONS UNDER THE SECURITIES INVESTOR PROTECTION ACT

July 23, 2010

To: All SIPC Members
Attn: Chief Financial Officers

This is to notify you of certain recent amendments to the Securities Investor Protection Act, made under the Dodd-Frank Wall Street Reform and Consumer Protection Act, that may affect you.

1. The Minimum Assessment

Please be advised that the highest amount that SIPC can impose as a minimum assessment has been changed from $150 per annum to 0.02 percent of the gross revenues from the securities business of the SIPC member (15 U.S.C. §78ddd(d)(1)(C)).

UNTIL FURTHER NOTICE, FOR MEMBERS WHOSE FISCAL YEAR ENDS ON OR AFTER JULY 31, 2010, PLEASE DISREGARD ANY REFERENCE TO A MINIMUM ASSESSMENT. THE SIPC ASSESSMENT WILL CONTINUE TO BE ONE FOURTH (1/4) OF ONE (1) PERCENT (.0025) PER ANNUM OF NET OPERATING REVENUES FROM THE SECURITIES BUSINESS, WITHOUT REGARD TO ANY MINIMUM ASSESSMENT.

2. Gross Revenues From the Securities Business

In addition, for your information, the definition under the Securities Investor Protection Act of "gross revenues from the securities business" has been changed. Gross revenues now also includes "... revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the [Securities and Exchange] Commission." (15 U.S.C. §78lll(9)).

Please check the SIPC website at www.sipc.org/members/members.cfm for changes to the SIPC assessment forms and the SIPC Bylaw governing assessments.

If you have any questions, please contact the SIPC Membership Department at 202-371-8300.

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS

December 31, 2010 and 2009

LEWIS, KAUFMAN & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS